                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                          Medical Manager Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   58461C 10 3
                                   -----------
                                 (CUSIP Number)

                            Bradley D. Houser, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               December 30, 1997
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]






                         (Continued on following pages)

                                  SCHEDULE 13D


CUSIP NO. 58461C 10 3                                PAGE 2 OF 12
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Michael A. Singer
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        6,395,000
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           6,395,000
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,395,000
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [ ]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            32.6%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 58461C 10 3                                PAGE 3 OF 12
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            MAS 1997 Family Limited Partnership
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Texas
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        6,370,000
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           6,370,000
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,370,000
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            32.5%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 58461C 10 3                                PAGE 4 OF 12
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            MAS 1997 Manager, Inc.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]

    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Texas
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        6,370,000
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           6,370,000
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,370,000
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            32.5%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------

         The reporting persons listed on the cover pages to this Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1.           SECURITY AND ISSUER.

                  This Statement relates to the common stock, par value $.01 per share (the "Common Stock") of Medical Manager Corporation, a Delaware corporation (the "Issuer"). The Issuer is a leading provider of comprehensive physician practice management systems to providers of health care services in the United States and is headquartered at 3001 North Rocky Point Drive East, Suite 100, Tampa, Florida 33607.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed jointly by Michael A. Singer, MAS 1997 Family Limited Partnership, a Texas limited partnership ("MFLP"), and MAS 1997 Manager, Inc., a Texas corporation ("MMI"). Mr. Singer's business address is 15151 N.W. 99th St., Alachua, Florida 32615 and the business address of MFLP and MMI is 8989 Westheimer Street, Suite 228E, Houston, Texas 77063. Mr. Singer is Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Singer is also the sole shareholder of MMI and the sole limited partner of MFLP. MMI's principal business is to serve as the sole general partner of MFLP. MFLP's principal business is to make, hold, and manage certain of Mr. Singer's investments in publicly-traded and other companies. Mr. Singer is a citizen of the United States of America.

                  The name, address and principal occupation of the executive officer and director of MMI, who is a United States citizen, is:

                                                                                                            PRINCIPAL
           NAME                            TITLE                         BUSINESS ADDRESS                  OCCUPATION
---------------------------      --------------------------       -------------------------------       ----------------
Michael A. Singer                President/Director             15151 N.W. 99th St.                     Chairman and CEO of
                                                                Alachua, Florida 32615                  Medical Manager Corporation


                  None of Mr. Singer, MMI or MFLP has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS
                  OR OTHER CONSIDERATION.

                  In February 1997, in connection with the closing of the Issuer's intial public offering and certain mergers related thereto, Mr. Singer received, as partial consideration for his interests in the merged companies, 6,370,000 shares of the Common Stock of the Issuer.

                  On May 1, 1997, Mr. Singer purchased 25,000 shares of Common Stock for cash and transferred such shares into a limited partnership and a trust for the benefit of certain members of his family.

                  On December 30, 1997, Mr. Singer transferred 63,700
shares of Common Stock to MMI as a capital contribution. On December 30, 1997 MMI transferred 63,700 shares of Common Stock to MFLP as a capital contribution.

                  On December 30, 1997 Mr. Singer transferred 6,306,300 shares of Common Stock to MFLP as a capital contribution.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Mr. Singer, MMI and MFLP have acquired the Common Stock for investment purposes and none of the reporting persons have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b)       As of January 9, 1998, Mr. Singer may be
deemed to beneficially own 6,395,000 shares of Common Stock of the Issuer, (which includes 6,370,000 shares of Common Stock beneficially owned by MFLP described below) representing approximately 32.6% of the outstanding shares of Common Stock of the Issuer, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 19,609,630 shares of Common Stock issued and outstanding as of November 6, 1997, the date of the Company's most recent Quarterly Report on Form 10-Q). Mr. Singer has the sole power to vote and the sole power to dispose of the 6,395,000 shares of Common Stock which he may be deemed to beneficially own.

                  As of January 9, 1998, MFLP may be deemed to beneficially own 6,370,000 shares of Common Stock of the Issuer, representing approximately 32.5% of the outstanding shares of Common Stock of the Issuer, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 19,609,650 shares of Common Stock issued and outstanding as of November 6, 1997, the date of the Company's most recent Quarterly Report on Form 10-Q). MFLP has the sole power to vote and the sole power to dispose of the 6,395,000 shares of Common Stock which it may be deemed to beneficially own.

                  As of January 9, 1998, MMI may be deemed to beneficially own the 6,370,000 shares of Common Stock of the Issuer, beneficially owned by MFLP as described above, representing approximately 32.5% of the outstanding shares of Common Stock of the Issuer, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 19,609,630 shares of Common Stock issued and outstanding as of November 6, 1997, the date of the Company's most recent Quarterly Report on Form 10-Q). MMI has the sole power to vote and the sole power to dispose of the 6,370,000 shares of Common Stock which it may be deemed to beneficially own.

                  (c) Except with respect to the transfer of shares of Common Stock described herein, there have been no other transactions in any securities of the Issuer affected by Mr. Singer, MMI or MFLP during the past 60 days.


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as described herein, none of Mr. Singer, MMI or MFLP is a party to any contracts, arrangements, understandings or relationships with any person with respect to securities of the Issuer.


ITEM 7.           Not Applicable

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ Michael A. Singer
                                   ---------------------------------------------
                                   Michael A. Singer



Dated: January 9, 1998

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MAS 1997 Family Limited Partnership



                                   By:  MAS 1997 Manager, Inc., a general
                                        partner


                                   By: /s/ Michael A. Singer
                                       ----------------------------------------
                                       Michael A. Singer
                                       President


Dated:  January 9, 1998

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   MAS 1997 Manager, Inc.



                                   By: /s/ Michael A. Singer
                                       -----------------------------------------
                                       Michael A. Singer
                                       President


Dated:  January 9, 1998